FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2010

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                       No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                       No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	2010-2014 strategy update presentation.

Repsol 2010-2014:

Delivering on our commitments and developing the next wave of growth Strategy Update

April 28th 2010

REPSOL

Disclaimer

ALL RIGHTS ARE RESERVED

© REPSOL YPF, S.A. 2010

Repsol YPF, S.A. is the exclusive owner of this document. No part of this document may be reproduced (including photocopying), stored, duplicated, copied, distributed or introduced into a retrieval system of any nature or transmitted in any form or by any means without the prior written permission of Repsol YPF, S.A.

This document contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief, or current expectations of Repsol YPF and its management, including statements with respect to trends affecting Repsol YPF’s financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volume and reserves, as well as Repsol YPF’s plans, expectations or objectives with respect to capital expenditures, business, strategy, geographic concentration, costs savings, investments and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict.

Repsol YPF’s future financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volumes, reserves, capital expenditures, costs savings, investments and dividend payout policies, as well as future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by Repsol YPF and its affiliates with the Comisión Nacional del Mercado de Valores in Spain, the Comisión Nacional de Valores in Argentina, and the Securities and Exchange Commission in the United States; in particular, those described in Section 1.3 “Key information about Repsol YPF – Risk Factors” and Section 3 “Operating and Financial Review and Prospects” in Repsol YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008 filed with the US Securities and Exchange Commission and in Section I “Risk factors” in Repsol YPF’s Registration Document filed with the Comisión Nacional del Mercado de Valores in Spain on April 2010. Both documents are available on Repsol YPF’s website (www.repsol.com). In light of the foregoing, the forward-looking statements included in this document may not occur.

Repsol YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.

This document does not constitute an offer to purchase, subscribe, sale or exchange of Repsol YPF’s or YPF Sociedad Anonima’s respective ordinary shares or ADSs in the United States or otherwise. Repsol YPF’s and YPF Sociedad Anonima’s respective ordinary shares and ADSs may not be sold in the United States absent registration or an exemption from registration under the US Securities Act of 1933, as amended.

Agenda

Overview and key messages

Energy outlook

Strategy update 2010-2014

• Key strategic guidelines for the business units

• Upstream and LNG

• Downstream

• YPF

• Gas Natural Fenosa

Corporate and financial outlook

Agenda

Overview and key messages

Energy outlook

Strategy update 2010-2014

• Key strategic guidelines for the business units

• Upstream and LNG

• Downstream

• YPF

• Gas Natural Fenosa

Corporate and financial outlook

Why this strategy update?

Strategy update driven by significant changes in industry and Repsol’s specific context

• Very successful exploration, with Repsol among the top explorers worldwide in 2008 and 2009

• Expected CAPEX increases in the medium term given our success in exploration

• Financial crisis has changed economic environment, specially in downstream business

We will deliver on our commitments and develop the next wave of growth

Delivering on our commitments and developing the next wave of growth

New wave of production growth

Delivering our commitments

Strategy Update 2010-14

Executing and enhancing the Plan

Strategic Plan 2008-12

Transformation of the company

2005 2008 2010 2014 2019

Repsol Group has achieve significant progress on its Strategic Plan 2008-2012

Integrated core business

Down-stream Up-stream

LNG

Delivering a stronger and enhanced portfolio of key growth projects

Exploration performance set the foundations for future organic growth

Improved operational performance in all businesses

Divestment of non-core assets on track

Operated Key Shareholding YPF

Divestment of 15% to local partner

Recovery of energy prices in Argentina improving sector attractiveness

Better resilience to crisis than industry average

Non-operated Key Shareholding gasNaturalfenosa

Enhanced growth and value through UF acquisition Synergies delivery on track

Shareholder returns, Financial discipline and Social corporate responsibility

Significant delivery on a stronger and enhanced portfolio of key growth projects

Downstream

In operation in 2011



Bilbao (Spain)

In operation in 2011



Cartagena (Spain)

In re-evaluation



Sines (Portugal)

Upstream & LNG

In operation



Shenzi (US GoM)

FID in 2009



Reggane (Algeria)

In operation



Canaport (Canada)

In operation



I/R (Libya)

FID in 2011



Carioca (Brazil)

In Operation in 2Q 2010



Peru LNG (Peru)

In re-evaluation



Block 39 (Peru)



Exploration

New key growth projects

- Guará (Brazil)
- Piracucá (Brazil)
- Kinteroni (Peru)
- Margarita-Huacaya (Bolivia)
- Cardon IV (Venezuela)

Discoveries under study

- Panoramix (Brazil)
- Iguazú (Brazil)
- Abaré West (Brazil)
- Buckskin (US GoM)
- Montanazo-Lubina (Spain)
- NC-200 (Libya)
- NC-186 Y1 (Libya)
- Tangier-Larache (Morocco)
- Venus (Sierra Leone)

New key growth project not derived from exploration →

- Carabobo (Venezuela)

7

Summary

Positioned for growth

Strong optionality value

Sound financial position

• Accomplishing the transformation of Repsol Upstream into the Group’s growth engine through key attractive current projects

• Leverage on strong recent exploration track record to create value from current exploration pipeline

• Benefit from enhanced best-in-class Downstream assets to capitalize market recovery

• Capture the hidden value of YPF and flexibility regarding Gas Natural

• Strong balance sheet to fund future growth

• Large and stable dividend stream from YPF and Gas Natural

Agenda

Overview and key messages

Energy outlook

Strategy update 2010-2014

• Key strategic guidelines for the business units

• Upstream and LNG

• Downstream

• YPF

• Gas Natural Fenosa

Corporate and financial outlook

2008-2009:

A highly volatile environment for the oil&gas industry

Economic environment challenging in oil&gas industry in 2008-2009

• Global economic crisis with significant impact in oil demand

• Crude price down from an average of 97$/bbl in 2008 to just 62$/bbl in 2009

– A low of 39 $/bbl in 2009

• Strong pressure on international refining margins

• Gas price in liquid markets such as Henry Hub well below pre-crisis levels

Daily Spot Brent Price World Oil Demand Growth

(Mbbl)

2 0 -2

($/bbl) 1.4

150 1.1 1.3

100 -77%

50 -0.3

0 -1.3

1/1/07 1/1/08 1/1/09 1/1/10 2005 2006 2007 2008 2009

Monthly NWE Brent

Cracking Average Monthly HH

($/MBtu)

20 10 0

($/bbl) 15

10

5

0

Jan-07 Jan-08 Jan-09 Jan-10 Jan-07 Jan-08 Jan-09 Jan-10

2010 showing a recovery of economic growth and a improvement of fundamentals in most industry segments

Strong fundamentals for oil demand and production

Oil demand and supply forecast – IEA –Reference Scenario (1)

Mb/d

120 100 80 60 40 20 0

2010 2015 2020 2025 2030

Natural gas liquids Non - conventional oil Crude oil - additional EOR

Crude oil - fields yet to be found Crude oil - fields yet to be developed Crude oil - currently producing fields

(1) Reference scenario considered by IEA assumes that all environmental policies adopted up to mid-2009 are fulfilled and that no new regulation is launched. World population growth of 1%.

Source: IEA – World Energy Outlook 2009

• Global energy demand in 2030 will be ~40% higher than that of today

– Hydrocarbons will still represent more than 50% of the demand

• Oil demand growth to resume in the medium term

• Existing fields decline supports strong E&P investment

– Need to attract capital driving returns

• Marginal field economics and growing demand support high oil price

– Consensus price 70$-100$/bbl for the next 5 years

• In 450ppm scenario crude demand would stand at 89 MBbl/d in 2030

Natural gas growing role as primary energy resource

Worldwide Gas Demand (MToe)

4,000 CAGR:

+1.5% 3,000

2,000

1,000

0

2007 2015 2020 2025 2030

US Natural Gas supply (MToe)

700

600

500

400

300

200

100

0

1990 1995 2000 2005 2008 2015 2020 2025 2030

Net imports CBM Shale Tight Conventional

Source: IEA – World Energy Outlook 2009 (Reference scenario)

• Low carbon economy requires increase use of natural gas for power generation

– CCGT: 50-70% less CO2 emissions than coal

• Natural gas growth in non-OECD countries mainly driven by fast economic growth

• Security of supply: abundant gas resources and growing role of unconventional gas plays

• LNG supply to maintain high growth rates (7% p.a. 2010-15) due to new upcoming projects

• Ongoing trend for natural gas prices to be decoupled from oil prices in many markets

– Flexibility is a key for the future

– Disconnection between the main regional gas markets, will enforce arbitrage opportunities

• In 450ppm scenario gas demand would stand at 2,925 MToe in 2030

Refining fundamentals improving from 2009 lows

• Utilization levels and margins start to recover in 2010

• Light-heavy differentials for crude oil and products to widen again

– Strong crude oil prices to sustain future high L-H differentials

• Global market with crucial regional characteristics that will determine the attractiveness of different geographic areas

– Middle distillates supply-demand balance will be tighter than that of gasoline, specially in Europe

– Spain will maintain its middle distillates deficit even after new capacity and conversion increases

Higher conversion refineries will be better positioned to capture the value once market recovers:

Specially those with higher middle distillates yield

1. Equivalent to a 33% FCC equivalent refinery

Source: IEA – Oil Market report; BP Statistical Review; Own analysis

Global refinery utilization start recovering in 2010 to above average historical levels

Worldwide Refinery Utilization %

(kbbld) (%)

100.000 Refining capacity (kbbl/d) 90%

95.000

Production (kbbl/d) 89%

90.000 Production/capacity 88%

85.000

80.000 87% 86%

75.000

70.000 85%

65.000

84%

60.000 83%

55.000

50.000 82% 81%

45.000

40.000 80% 1996 1998 2000 2002 2004 2006 2008 2010 2012 2014

Refining margins show improvement signs from 2009 lows

Refining margins ($/bbl)

NWE Brent Cracking margin1

6.3

5.3

1.3 2.7

2007 2008 2009 Jan-mar 2010 13

Repsol’s forecasts for oil & gas prices and refining margin aligned with external sources

Brent price forecasts

US$/bbl

150

100

50

0

2002 2014

Henry Hub price forecasts

US$/MMBtu

15

10

5

0

2002 2014

NWE Brent Cracking forecasts

US$/bbl

15

10

5

0

2002 2014

Source: EIA; external analysts

Range of external forecasts Repsol Strategy Update 2010-2014 Historical

Agenda

Overview and key messages

Energy outlook

Strategy update 2010-2014

• Key strategic guidelines for the business units

• Upstream and LNG

• Downstream

• YPF

• Gas Natural Fenosa

Corporate and financial outlook

Delivering on our commitments and developing the next wave of growth (I)

Upstream and LNG

Downstream

Value creation of the businesses

Accomplishing the transformation of Repsol Upstream into the Group’s growth engine • Deliver key growth development projects

– Production growth of 3-4% p.a. to 2014 and higher to 2019

– Around 90% of production increase to 2014 based on projects already in development

• Leveraging very successful exploration activity

– Presence in some of the most attractive upstream areas worldwide: Brazil and GoM

• Reserve replacement ratio for the period above 110%

Optimize return on capital and improve competitiveness through targeted conversion expansion

• Leading competitive position as an integrated player in Spain

• Completion of two key growth projects (Cartagena and Bilbao) by end of 2011

– Repsol will be among the European companies with highest conversion (63% FCCeq.)

– Increase middle distillates production by 25% to serve the Spanish market, with structural gasoil deficit

• From 2012 on, leveraged to capitalize the upside and solid cash generation from premier integrated position in the European downstream

Delivering on our commitments and developing the next wave of growth (II)

Value creation of the businesses

Capturing the hidden value of YPF with less risk and higher profit

• YPF business showing significant resilience in difficult economic environment

• Managing the transition into a more open energy market

• Rigorous capital allocation to ensure value creation

• Sustain crude production though enhanced oil recovery

• Deliver results and dividends

Creating a vertically integrated leader in gas and power

• A stronger less volatile company after Union-Fenosa acquisition

• Doubling its size and anticipating completion of the previous Strategic Plan

• Enhancing the potential of Repsol’s LNG business

Portfolio management

• Divestment of additional YPF equity share and non-performing / non-core assets to rebalance portfolio

• Options to materialize value of our balance sheet through selective divestments

YPF

gasNaturalfenosa

Portfolio

Agenda

Overview and key messages

Energy outlook

Strategy update 2010-2014

• Key strategic guidelines for the business units

• Upstream and LNG

• Downstream

• YPF

• Gas Natural Fenosa

Corporate and financial outlook

Repsol Upstream:
A successful transformational story

	Year 2005	Year 2009
Production (MBoe)	158 (106 Mboe adjusted by contractual changes)	122
Exploration investment (M €)	230	600
Annual Contingent Resources added (MBoe)	93	700(1)
RRR (%)	15%	94%
Upstream Core areas	• North Africa • Latam North	• North Africa • Latam North • US GoM • Brazil
Portfolio of key projects	• Gassi Touil (Algeria) • Canaport (Canada)	• Shenzi (US GoM) • I/R (Libya) • Canaport (Canada) • Peru LNG • Kinteroni (Peru) • Margarita-Huacaya (Bolivia) • Guará (Brazil) • Carioca (Brazil) • Piracucá (Brazil) • Reggane (Algeria) • Carabobo (Venezuela) • Cardon IV (Venezuela)
Technical staff	864	1,487

Higher growth potential, greater visibility and lower risk

1. Contingent resources evaluated at February 2010. Brasil evaluated by independent consultant

19

Repsol Upstream success built on human, technical and technology capabilities (I)

Since 2005, transforming Upstream organization and processes

• Strategic investment in human capital to support the growth

• New organizational structure set up, including global Exploration Division

• Redesign and standardization of technical and business processes

• Implementation of Quality of Operations organization

• Increased accountability throughout the organization

2.000

1.000

0

Technical staff size

(#)

1.377 1.487 1.176 864 984 699

2004 2005 2006 2007 2008 2009

Repsol Upstream success built on human, technical and technology capabilities (II)

Development of technology capabilities (e.g. Phoenix project)

• Collaboration with Stanford University, IBM and Barcelona Supercomputing Centre

• Improvement of the image quality of seismic data processing (sub-salt plays)

• Awarded 2009 Best Commercial Technology of the Year by Platts

2005 2008

Acquiring capabilities as a deep water operator

• Operator in deep-water projects with more than 2.000 m water depth in US GoM and Brazil

• 13 offshore exploratory wells as operator in 2008-2010

Very successful exploration performance to deliver future growth

Upstream Discoveries in 2008 and 2009

US GoM

Bucksin

Venezuela

Perla 1 (Cardón-IV)

Colombia

• Cosecha Z

• Cosecha Y Norte

Capachos Sur 1

Peru

Kinteroni (bloque 57)

Bolivia

Huacaya X1

Spain

Lubina

Montanazo

Morocco

Anchois 1

Sierra Leone

• Venus B-1

Brazil (1)

• Guará

• Iguazu

• Piracucá

Panoramix

• Abaré Oeste

Libya

Y1 (NC 186)

Barracuda (NC-202)

Algeria

AZSE-2

AL-2 (Berkine)

KLS-1 (Reggane)

OTLH-2 (Ahnet)

TGFO-1 (Ahnet)

2008

2009

Operated by Repsol

(1) Additionally, there is an exploratory well in Brazil (Vampira) under evaluation, with signals of hydrocarbons

Average 2008-2009

(€ M) exploration investment

1,000

+21% 714

750

591

500

250

0

Strategic Plan 08-12 Real

Successful exploration track record in 2008 and 2009 drove higher investment requirements

New contingent resources(*)

(Mboe)

800

600

400

200

0

700 Total 06-09 652 1,9 BBoe

446

127

2006 2007 2008 2009

(*) Contingent resources evaluated at February 2010.

Brazil evaluated by independent consultant

Outstanding exploration track record

3 Repsol discoveries among top 5 in 2008...
...and 1 among top 5 in 2009[1]

World Top 5 Discoveries, 2008

Country	Basin	Block/Field
Brazil	Santos	Iara
Brazil	Santos	Jupiter
Brazil	Santos	Guara
Peru	Ucayali	Kinteroni 1X
Bolivia	Chaco	Huacaya

World Top 5 Discoveries, 2009

Country	Basin	Block/Field
Iraq	Zagros Fold Belt	Miran West 1
Australia	Browse	Poseidon 1
Venezuela	Upper Guajira	Perla 1X
Brazil	Santos	Corcovado
Israel	Levantine Deep Marine	Tamar 1

Discoveries where Repsol is present

Repsol consolidating as a successful exploration operator

Announced exploratory successes in 2009

Country	Discovery	Operatorship Repsol
Algeria	TIO3 (Reggane)	✓
	KLS-1 (Reggane)	✓
GoM	Buckskin	✓
Morocco	Anchois-1	✓
Brazil	Piracucá	
	Iguazú	
	Panoramix	✓
	Abaré West	
Spain	Montanazo	✓
	Lubina	✓
Venezuela	Perla1 (Cardon IV)	✓
Sierra Leone	Venus B1	

A total of 24 discoveries in 2008 and 2009

1. According to IHS

23

Strong pipeline of Upstream and LNG projects

Shenzi (US GoM)

FID: 2006 Production: 121 kboe/d

I/R (Libya) Canaport Peru LNG

FID: 2007 Production: 75 kboe/d

Start-up: 3Q 2009 Capacity: 10 Bcma

Start-up: 2Q 2010 Capacity: 6 Bcma

Kinteroni (Peru)

FID: 2009 Production: 40 kboe/d

Margarita–Huacaya (Bolivia)

FID Pending (2010) Production: 86 kboe/d

Guará (Brazil)

FID Pending (2010) Production: 250 kboe/d

Carabobo (Venezuela)

FID Pending (2012) Production: 400 kboe/d

Reggane (Algeria)

FID: 2009 Production:

8 Mm3/d

Cardon IV (Venezuela)

FID Pending (2011) Production:

8 Mm3/d in 2014

Carioca (Brazil)

FID Pending (2011) Production: 110 kboe/d

Piracucá (Brazil)

FID Pending (2011) Production: 25 kboe/d

US GoM

Buckskin Shenzi G-104 & Shenzi-8: increase the potential of the current fields and the North flank

Brazil Abaré, Abaré West

& Iguazú in BM-S-9

Panoramix: new discovery in BM-S-48

Morocco Tangier-Larache, first discovery success in Moroccan offshore

Sierra Leone & West Africa Venus B-1, first offshore discovery in an unexplored area

Start up 2008 2009 2010 … 2012 2013 2014 2015 . beyond

Liquids Gas LNG

Note: All production figures indicate gross plateau production

Upstream and LNG projects in operation:
Shenzi, I/R, Canaport and Peru LNG

Shenzi (US GoM)



- Start-up on date: 2009 (Shenzi)
- Appraisal and development success with better net pays and new productive reservoirs
- Plateau production earlier and higher than expected (121 kboe/d); over 20% higher than initially expected
- Repsol stake: 28%
- Net reserves to be added: 35 MBoe in 2010-2014 and 53 MBoe in 2015-2019
- Net 2010-2014 CapEx: US$ 800M (water injection project)

I/R (Libya)



- First oil in June 2008, in the most optimistic expected date
- Gross plateau production expected: 75 kboe/d in 2014
- Repsol is the foreign operator with 32% and 40% stake
- Net reserves to be added: 6 MBoe in 2010-2014 and 1 MBoe in 2015-2019
- Net 2010-2014 CapEx: US$ 100M

Canaport (Canada)


Canaport
Boston
New York

- Regasification plant in Canada within reach of the premium North American markets
- Start up on date: 3Q 2009
  - –Running on excellent operation conditions
- Capacity: 10 Bcma
- Repsol stake: 75% of the plant and 100% of the committed capacity

Peru LNG (Peru)



- Integrated LNG project in Peru
  - – Most competitive location for access to East coast of Pacific Basin
- Start-up: 2Q 2010
- Capacity: 6 Bcma
- Capex: US$ 700 M (already spent)
- Repsol stake: 20% of the plant and 100% of the off-take
- 66% off-take is already committed in Mexico (Manzanillo), and hedged with HH

25

Upstream growth projects:

Start-up in 2012-2013, Kinteroni, Margarita-Huacaya Guara

Kinteroni (Peru)

• Development of an onshore gas field in block 57

– FID made in 2009

• Gross plateau production of 40 kboepd in 2013

– 8.7 Kbpd of liquids and 5 Mm3/d of gas

• Repsol stake: 53.84% (operator)

• Net reserves to be added: 76 MBoe in 2010-2014 and 3 MBoe in 2015-2019

• Net 2010-2014 CapEx: US$ 250 M

• First gas: 2012

Margarita-Huacaya (Bolivia)

• Development of two fields in the Caipipendi block

– FID pending (expected 2Q 2010)

• Gross plateau production increase of 86 kboepd in 2014

– 15 Kbpd of liquids and 11 Mm3/d of gas

• Repsol stake: 37.5% (operator)

• Net reserves to be added: 53 MBoe in 2009-2014

• Net 2010-2014 CapEx: US$ 400 M

• First increase: 2012

• Recent agreement to monetise gas resources and develop export infrastructure to Argentina

Guará (Brazil)

• Development of the Guará field in the BM-S-9 block

– FID expected 2010

• Gross plateau production of 250 kboepd in 2016

• Repsol stake: 25%

• Net reserves to be added: 108 Mbbl in 2010-2014 and 139 Mbbl in 2015-2019

• Net 2010-2014 CapEx: US$ 1,750 M

• Start-up: 2013 (South) and 2016 (North)

Upstream growth projects:

Start-up in 2014, Reggane, Carabobo and Cardon IV

Reggane (Algeria)

• Development of 6 onshore gas fields

– FID made in 2009

• Gross plateau production of 8 Mm3/day in 2014

• Repsol stake: 29.25% (operator)

• Net reserves to be added: 26 Mboe in 2010-2014 and 14 Mboe in 2015-2019

• Net 2010-2014 CapEx: US$ 400 M

• First gas: 2014

Carabobo (Venezuela)

• Development of a heavy oil field in the Orinoco strip

– FID expected 2012

• Gross plateau production of 400 kboepd in 2018

• Repsol stake: 11%

• Net reserves to be added: 134 Mbbl in 2010-2014 and 134 Mbbl in 2015-2019

• Net 2010-2014 CapEx: US$ 750 M

• Start-up: 2014

• 165 kbpd to our refining system in Spain

Cardón IV (Venezuela)

• Development of the offshore gas block in Venezuela

• Gross plateau production of 8,5 Mm3/d in 2014 and 25,5 Mm3/d in 2020 • Repsol stake: 32.5% (co-operator)

• Net reserves to be added: 159 Mbbl in 2010-2014 and 187 Mbbl in 2015-2019

• Net 2010-2014 CapEx: US$ 400 M

• Start-up: 2014

Upstream growth projects:

Start-up in 2015, Carioca and Piracucá

Carioca (Brazil)

• Development of the Carioca field in the BM-S-9 block

– FID expected 2011

• Gross plateau production of 110 kboepd

• Repsol stake: 25%

• Net reserves to be added: 39 Mbbl in 2010-2014 and 92 Mbbl in 2015-2019

• Net 2010-2014 CapEx: US$ 750 M

• First oil: End 2015

Piracucá (Brazil)

• Development of the shallow water field in Brazil

• Gross plateau production of 25 kboped in 2015

– 16 Kbpd of liquids and 2 Mm3/d of gas

• Repsol stake: 37%

• Net reserves to be added: 24 Mbbl in 2010-2014 and 19 Mbbl in 2015-2019

• Net 2010-2014 CapEx: US$ 500 M

• Start-up: 2015

Developing new growth areas via exploration

Our focus in exploration activity...

Over US$ 700 M of annual investment in exploration in 2010-2014

Various recent discoveries and valuable exploratory domain support high future growth potential

Rigorous conditions for investment
- Profitability
- Portfolio fit

... will continue yielding new growth platforms


Alaska
Strong positioning with a significant number of offshore exploration blocks in Chukchi Sea and Beaufort sea
Canada
Three offshore exploration blocks in Newfoundland and Labrador
Norway
3 new blocks awarded
US GoM
Buckskin and Shenzi Additional exploration and development activity with potential new discoveries
West Africa
Exploration blocks in Sierra Leone and Liberia
Brazil
BM-S-9 (Abaré, Abaré West and Iguazú) and BM-S-48 (Panoramix)

29

Brazil:

A transformational growth story for Repsol

BRAZIL

LEGEND

EXPLORATION PERMIT – REPSOL PARTNER

EXPLORATION PERMIT – REPSOL OPERATOR

EXPLOITATION PERMIT – REPSOL PARTNER

• Oil Prospect

• Gas Prospect

• Repsol is the privately-held oil company with the most extensive exploratory portfolio in the offshore of Brazil

• One productive asset, Albacora Leste, with a net production of 4.3 Mboe in 2009

• Carioca (BM-S-9-2007) and Guará BM-S-9-2008)

– Very large fields, total resources up to 3 Bboe (Net 0.75 Bboe)(1)

• 4 discoveries in 2009:

– Abaré West (BM-S-9)

– Iguazú Norte (BM-S-9)

– Piracucá (BM-S-7)

– Panoramix (BM-S-48)

• Play being rapidly de-risked

• High productivity wells in Guará

(1) Evaluated by independent consultant

Brazil Project inventory:

Contingent Resources

Growth potential: identified prospects

Repsol Project stake Carioca (BM-S-9) 25%

Guará (BM-S-9) 25%

Abaré West (BM-S-9) 25%

Iguazú Norte (BM-S-9) 25%

Complejo Iguazú (BM-S-9)(*) 25%

Abaré (BM-S-9)(*) 25%

Piracucá (BM-S-7) 37%

Vampira (BM-S-48) 40%

Panoramix (BM-S-48) 40%

Total Net Risked Contingent Resources: 1.2 Bboe

(1 Bboe in BM-S-9 and 0.2 Bboe in other discoveries) Evaluated by independent consultant

(*) Abaré and Complejo Iguazú not drilled yet

This project inventory gives us options to diversify and rebalance our current producing asset base

Brazil Project inventory:
Main Exploration Projects

Project	Repsol Stake	
Itaborai (BM-S-44)	25%	
Sagitario (BM-S-44)	25%	
Numerobis (BM-S-51)	20%	
Malbec (BM-ES-29)	40%	• *Currently drilling*
Caparaó (BM-ES-30)	40%	
Tinguá (BM-S-44)	25%	
Piracucá exploration (BM-S-7)	37%	• *Currently drilling*
Pepe (BM-S-48)	40%	
Creal-B (Albacora Leste)	10%	• *Currently drilling*
Teleferic (BM-S-50)	20%	
Bacco (BM-ES-29)	40%	
Asterix (BM-S-55)	40%	
Magneto (BM-S-48)	40%	
Tempestade (BM-S-48)	40%	
Pyro (BM-S-55)	40%	

Total Net Risked Exploration Resources: 0.42 BBoe
Pre-Salt: 0.18 Bboe
Post-Salt: 0.24 Bboe

Evaluated by independent consultant

32

Brazil:
Intensive exploratory activity during 2010

Year 2010


Block
(Operator)
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
S-7
(Petrobras)
Piracucá 2
Guará Norte
Carioca Norte
S-9 (491)
(Petrobras)
Well Test
Guará
Extended Well Test
Guará
Extended Well Test
Carioca
S-44 (330)
(Petrobras)
Italboraí
S-50 (623)
(Petrobras)
Albacora Leste
(Petrobras)
Creal B
S-48
(Repsol)
Panoramix Appraisal-1
Panoramix
Appraisal-2
Pepe
S-55 (506)
(Repsol)
Asterix
ES-29 (737)
(Repsol)
Malbec
C-33 (539)
(Repsol)
Seat
Repsol operated blocks
Exploration
Appraisal

Beyond

Exploratory wells

Year 2011
- Guará (appraisal)
- Alto Iguazú
- Abaré
- Pepe (from 2010)
- Vampira

Year 2012
- Abaré West
- Sagitario
- Tingua
- Caparao

Post-2012
- Numerobis
- Iguazú Norte

33

Brazil:

Production growth and capex

Other fields in Brazil

BM-S-9

Albacora Leste

Production (MBoe)

50

40

30

20

10

0

2009 2014 2019

Planned investments in the country of US$ 4-5 B in 2010-2014, and US$ 6-9 B in 2015-2019 dependent on exploratory success

GOM: Successful Inorganic and Organic growth

• Repsol has built an excellent portfolio in the GOM deep water during the last 5 years

• Shenzi

– Successful inorganic growth already on production with better results than initially expected

– Recent successful appraisal increases the field’s potential

• Buckskin

– 2009 discovery well operated by Repsol

– Important resources to be appraised in 2010

• Intense exploration drilling activity during 2011-2014. On average, 3-4 wells to be drilled per year

GOM: Project inventory

Key growth projects

Shenzi

• Repsol stake: 28%

• Appraisal and development success

• Start-up on date (2009) with plateau production earlier and higher (20%) than expected (121 kboe/d)

Buckskin

• Repsol stake: 12,5%

• Discovering Well in 2009 operated by Repsol.

• Appraisal Well in 2010.

• Huge resources (>600 Mbbl) under evaluation.

• First Oil estimated in 2016

Growth potential: identified prospects

Project Repsol stake

Shenzi North Flank 28%

Buckskin 13%

Beagle 35%

Black Pearl 25%

Como 20%

Polar Star 35%

Santander 40%

ASP 10%

Beethoven 50%

Leon 60%

Taipan 10%

Calpe 50%

Seville 60%

Mollerusa 60%

Shenzi NF and Buckskin Contingent Resources: 125 Mboe Risked Exploration Resources (12 main prospects): 144 MBoe

Evaluated internally

GOM: Production growth and capex

Expected Repsol net production in GOM

Mboe

25

20

15

10

5

0

2009 2014 2019

Exploration

Buckskin

Shenzi

Planned Repsol net investment in GOM

US$ M

2,000

1,500

1,000

500

0

2010-2014 2015-2019

Exploration and potential

Development of New Discoveries(*)

Buckskin

Shenzi

(*) Depends on future exploratory success

Upstream:

Updated targets 2010-2014

Production growth 3-4% p.a. to 2014 and higher to 2019

Net production (Mboe)

250

200

150

100

50

0

3-4%

2009 2010 2014 2019

Note: All figures exclude Argentina

Proved reserve replacement ratio greater than 110%

Total reserves (MBoe)

2,000

1,500

1,000

500

0

End 2009 reserves

Additions

Production

End 2014 reserves

Exploration & Contingent Resources

Key growth projects

Currently Producing Assets

Agenda

Overview and key messages

Energy outlook

Strategy update 2010-2014

• Key strategic guidelines for the business units

• Upstream and LNG

• Downstream

• YPF

• Gas Natural Fenosa

Corporate and financial outlook

Leading integrated Downstream position

Refining – Leadership position

• #1 Refiner in Spain

– Premium refining market

– Diesel deficit in Europe and specially in Spain

– Integrated refining system with high conversion: 5 refineries operated as a single one

• #1 Refiner in Peru

Marketing and Trading – Highly efficient and integrated

• Efficient network of 4,430 service stations

• Leadership position in the Iberian peninsula

– 41% market share in Spain and 20% market share in Portugal

– Integrated with refining system

• Leadership position in Peru, integrated with refining

LPG – World leader with focus in core markets

• #1 market position in key markets where we operate

– Spain and LatAm

• #4 world LPG company by volume

• A leader in LPG operational productivity

Petrochemicals – Regional focus and integration

• #1 producer in Iberian peninsula and leading market shares in Iberia and Southern Europe

• High integration with refining

– All sites co-located with refineries to maximize value of streams

• Limited exposure (4% of capital employed)

Consistent leadership position

Repsol leveraging strong competitive position as integrated player

Range of the R&M segment operating margin of selected companies(1)

$/bbl

10

5

0

-5

2005 2006 2007 2008 2009

Note: R&M margin calculated as CCS/LIFO-Adjusted operating profit of the R&M Segment divided by the total volume of crude processed (excludes petrochemical business) (1) 14-peer-group including Majors, integrated oil companies and R&M independents

Priorities for Downstream business

Optimization of return on capital employed Maintaining and strengthening competitiveness

Continuous reinforcement of Downstream position

Increasing the refining conversion capacity in Spain

Conversion (% FCCeq.)

33% +10 pp 43%

• HC Tarragona

• MHC Bilbao

• MHC

• Puertollano

• MHC Coruña

2000 2009

Optimizing LPG business

Productivity (t/employee; 2005=100)

100 +14% 114

• Reduction in the number of factories and distributors

2005 2009

Increasing the margin in Marketing (Oil + Non-oil)

Marketing margin (€/m3; 2005=100)

100 +29% 129

• Improving efficiency

• Enhancing non-oil contribution

• Increasing direct-operated sites

2005 2009

Divestment of non integrated positions

• Retail: Chile, Ecuador and Brazil

• LPG: Bolivia, Morocco

• Manguinhos refinery in Brazil

• Sale of CLH stake

Downstream key projects:

Delivering on time within budget

Cartagena

• Capacity increase of 120 kbpd up to 220 kppd

• New hydrocracker (2.5 Mtpa) and new coker (3 Mtpa)

– Conversion improvement to +76% FCC eq. from 0% today (up to 92 % w/o Lubes)

• Total investment 3,200 M€ (2007-2012)

– 1,800 M€ in 2010-2012

• Start-up: 3Q 2011

Bilbao

• New coker unit (2 Mtpa)

– Conversion improvement of +32% FCC eq. to 63%

• Total investment 800 M€ (2007-2012)

– 400 M€ in 2010-2011

• Start-up: 3Q 2011

• The projects will add 2-3$/bbl of margin to Repsol’s refining system in Spain

• Both projects developing better than planned (Capex savings of 200 M€ from budget)

• From 2012 on, solid cash generation from premier integrated position in the European downstream

Downstream projects to strengthen our competitiveness

2012 first quartile European refining supply curve

%FCC equivalent

100%

80%

60%

40%

20%

0%

1Q 2Q 3Q 4Q

Cartagena 2012

Bilbao 2012

Bilbao today

Cartagena today

Improved capacity to process lower quality crude oils and to produce high quality diesel

La Coruña Puertollano

5

Tarragona

10

15

Mbpd

In 2012, Repsol will be one of the European companies with the highest conversion ratio (first quartile of industry)

Note: %FCC equivalent without Lubes of Cartagena and Puertollano of 92% and 79%, respectively

Domestic environment supports solid through-cycle returns

Gasoil balance in Spain 2009-2020

Mt

35

15

Gasoil Imports 2009

10

5

0

33.0

10.7

1.1

2.4

0.3

2.6

3.6

6.6

Total Demand

Demand covered by Biodiesel

Gasoil Demand 2009

Demand Growth 2010-2020

Conversion and capacity projects

BP

Cepsa

Repsol

2020 Gasoil Deficit

Spain is an attractive market for refining brownfield expansion and conversion investments

Additional margin from projects in 2014

+3 $/bbl

+2 $/bbl

43% FCC Equivalent conversion index

63% FCC Equivalent conversion index

The projects will increase margins 2-3 $/bbl in 2014 over Repsol’s refining system (890 kbpd)

Focus on efficiency and profitability.

Moving towards a less carbon intensive company

Marketing

• Maximize value of efficient networks

• Integrated operations

LPG

• Sustain worldwide leadership with targeted strategy per country

• Profitable growth in Latam with best-in-class operations

Petrochemicals

• Focus on cost reduction and strict capex allocation

• Limited exposure (4% of total Capital Employed)

Carbon management and new energies

• Advanced biofuels, from 2nd generation to synthetic biology

• CDM and carbon capture and storage projects

• New transport energy drivers

• Providing synergies with Repsol’s ongoing business

Downstream: Updated targets

Repsol Spanish refining system footprint set to further increase competiveness

Distillation capacity

(kbpd)

1,500

1,000

500

0

+16%

770

890

2010

2012

Conversion

(Equivalent FCC %)

80

60

40

20

0

+ 47%

43

63

2010

2012

Middle distillates production

(Present=100)

150

100

50

0

+25%

100

125

2010

2012

Gravity of crude

(º API)

40

30

20

10

0

-2.8

32.1

29.3

2010

2012

Sulphur content of crude

(%)

3

2

1

0

+0.4pp

1.6

2.0

2010

2012

Agenda

Overview and key messages

Energy outlook

Strategy update 2010-2014

• Key strategic guidelines for the business units

• Upstream and LNG

• Downstream

• YPF

• Gas Natural Fenosa

Corporate and financial outlook

YPF: The leading energy company in Argentina

Exploration & Production

• Leading producer

– 2009 production: 111 Mbbl of crude1 (~39% share of total liquids production in Argentina) and 98 MBoe of gas (~36% share)

– 2009 Proven Reserves: 540 Mbbl crude and 483 Mboe gas

Refining and Logistics

• Leading refiner

– Total refining capacity: 333,000 bpd (53% share of total capacity in Argentina)

• High conversion and complexity

• Over 3,000 km of oil pipeline and multiproduct pipeline

Marketing

• Leading marketer in the country (58% market share in diesel and 55% in gasoline)

– 1,632 service stations2

Petrochemicals

• Petrochemical business fully integrated with refining and E&P (natural gas)

• Production of 1.8 M tpa (>27% exports sales)

(1) Crude oil, condensed and liquids (2) 35 Refinor’s service stations not included

YPF:

Capturing the hidden value

• YPF business showing significant resilience in difficult economic environment

• Continue managing the transition period into a more open energy market

• Invest in E&P to increase the recovery of oil fields

• Renew licenses of key concessions: Mendoza, Chubut, Santa Cruz and Rio Negro

• Develop the unconventional gas opportunities as market conditions progress

• Rigorous capital allocation to ensure value creation

• Managing to deliver growing results

• Self-financed capex plan and dividend payments

YPF business showing significant resilience in difficult worldwide economic environment

EBITDA and dividends paid by YPF to Repsol

US$ M

5.000

4.000

3.000

2.000

1.000

0

2000

2001

2002

2003

2004

2005

2006

2007

2008

2009

YPF EBITDA

Average EBITDA

Average Dividend

EBITDA reduction in 2009 well below industry average

Improving local conditions (I): Energy prices in

Argentina on recovery path

Oil products

– Prices recovering although still below regional prices

– Argentina to become net oil importer in coming years

Oil product prices2

(US$/m3)

800

600

400

200

0

17% 31%

4% 398 16% 369

292 304 271 315 2005 2007 2009

Gasoline Gasoil

Crude oil production and demand in Argentina

(Mbbl)

300

200

100

0

Production

Domestic Demand

00 01 02 03 04 05 06 07 08 09

1. Excluding MEGA

2. Gasoil Ultradiesel retail and Gasolines retail (prices after tax)

Natural Gas

– Gas prices recovering in last two years

– Argentina is net gas importer since 2008

Natural Gas prices

(US$/MMBtu)1

3

July 2009

Production companies-government agreement

2.1 2.3

2

1.8

1.5 1.4 1.3

1.0 1.0 2005

1 0.9

0.5 0.5 0.7 2007 2009

0

Residential

CNG

Electric Generation

Industrial

Natural Gas Imports-Exports in Argentina

(Bcma)

Exports Imports

8

6

4

2

0

2000

2001

2002

2003

2004

2005

2006

2007

2008

2009

Improving local conditions (II):

Argentinean government setting incentives for new investments

Petroleo Plus

Created by the 2014/2008 decree in November 2008 with two targets

– Increase crude reserve additions

– Increase crude production

The program was launched successfully

– 198 MUSD of benefits from the program to YPF in 2009 (equivalent to 2.2 USD/Bbl)

Gas Plus

Permission to commercialize in the internal market and under free market conditions natural gas produced under specific circumstances

YPF has participated in the Gas Plus program through 4 projects

– 3 of them operated by YPF (with deliver prices around 4-7 USD/MMBtu). YPF has the intention to continue with more Gas Plus projects

Refino Plus

Program oriented to increase gasoline and diesel production and logistic facilities

– Providing fiscal incentives to the companies that participate in it

YPF is participating in the program through 4 different projects

– Investment involved around 950 MUSD, estimating 150 MUSD of benefits from the program to YPF. YPF has the intention to continue with more Refino Plus proyects

YPF:

High potential for improvement of recovery factors in liquids

YPF Program to improve recovery factor

2009

Detailed portfolio definition

2008

Resource base updated

2007

Implementation of portfolio management (analysis and evaluation)

2005

Analysis of technological and geological resource potential

High potential for recovery factor improvement in YPF assets

Crude oil (MBbls)

25.000

20.000

15.000

10.000

5.000

0

24.340 Recovery rate: 35,7% average of main worldwide basins

453 Recovery rate 20,2%

4.909

Production 2010-2014

OOIP (MBbl)

Cumulative Production

Improving recovery factor is the most powerful way to increase YPF crude oil reserves

1% improvement in recovery factors equals 243 MBbl

Successful pilots and projects already executed in 2009

Agenda

Overview and key messages

Energy outlook

Strategy update 2010-2014

• Key strategic guidelines for the business units

• Upstream and LNG

• Downstream

• YPF

• Gas Natural Fenosa

Corporate and financial outlook

Gas Natural, a stronger less volatile income company after Union-Fenosa acquisition

Creating a vertically integrated leader in gas and power

- Complementary power assets in Spain
- Stronger Gas and LNG portfolio
- Very complementary international portfolio
- Realization of portfolio and synergies value

The acquisition allows GN to surpass its operating Strategic plan targets..

	2008-12 GN Target Growth	Actual GN Fenosa 2009	Completion of Target 2012 (%)
CCGTs (GW)	+3.3	+4.8	143%
Renewables (GW)	+0.6	+3.3	550%
Clients (million.)	+4.3	+9.2	215%
Regas plants (#)	+1	+2	200%
Liquefaction Plants (#)	+1	+2	200%

...as well as GN Strategic plan EBITDA target:
- GN Strategic plan 2012 target: 3.9B€
- Achieved proforma GN-UF 2009: 4.8 B€

Repsol focus on Gas Natural Fenosa

From a financial perspective, to contribute to EBITDA and cash flow stability of Repsol

From an operational point of view, to enhance the potential of Repsol's LNG business

Gas Natural Fenosa's stake opens options and adds flexibility to Repsol

56

Agenda

Overview and key messages

Energy outlook

Strategy update 2010-2014

• Key strategic guidelines for the business units

• Upstream and LNG

• Downstream

• YPF

• Gas Natural Fenosa

Corporate and financial outlook

Strengthening the performance of our asset base

Strong focus on cost management and operational performance

More than 1,100 on-going cost reduction initiatives

Operational excellence transformation program (GoP) in place in all downstream businesses

Active sourcing and supply contract review

800 M€ operating costs savings achieved in 2009 and consolidated in the future

Divestments of non-core assets on track

2008-2009 Divestments already executed

10% CLH

Marketing Chile

Marketing Brazil

Marketing Ecuador

PMMA Chemicals

LPG Bolivia and Morocco

Real State: Repsol Tower in Madrid

Other minor financial and real state assets

Total pre-tax cash flow from Divestments ~1,700 M€

Our objective is to maintain and consolidate opex savings, and to continue with divestments of non-core assets and YPF

1. Project Management Office

Progressing in Safety and Corporate social responsibility

Safety focus – lowering accident rate

Integrated accident frequency Index1

(# of accidents/million hours of work)

4

3

2

1

0

3.1

2.6

2.4

1.8

1.4

2005 2006 2007 2008 2009

1. Number of accidents with unwanted leave per million of hours worked by own and external personnel

Corporate Social Responsibility

• Internationally recognized for transparency and social responsibility

• Member of Dow Jones Sustainability Index Word and Stoxx for four consecutive years

– In 2009 Repsol obtained the highest score in transparency, human capital development and social impact in communities.

• Member of FTSE4Good for seven consecutive years.

• Member of the UN Global Compact since 2002, reporting progress annually since 2004.

• Gold Class recognition in PWC and Sustainable Asset Management (SAM) Sustainability Yearbook (third consecutive year).

• Acknowledged by Empresa y Sociedad Foundation as the Spanish employer creating more jobs for people with disabilities.

Repsol 2010-14:

Capex plan

Cumulative capex (2010-2014) – B€

10

8

6

4

2

0

9,4

6,7

8,4

3,4

0,6

Upstream + LNG

Downstream

YPF

Gas Natural Fenosa

Corporation

Total Group capex 2010-2014: 28.5 B€

Shareholder returns and financial discipline

Maintaining a high dividend policy in a challenging economic environment

Dividends paid (€/share) Payout ratio (%)

1.2

0.8

0.4

0.0

Dividends paid

Pay out ratio

0.31

0.40

0.50

0.60

0.72

1.00

1.05

0.85

80

60

40

20

0

2002 2003 2004 2005 2006 2007 2008 2009

Active financial management through the cycle

Net Debt + Preferred Shares / Capital Employed (%)

50

40

30

20

10

0

32

30

27

25

41

29

28

23

21

29

Consolidated

Ex- Gas Natural

2005 2006 2007 2008 2009

Financial outlook and guidelines

Financial Outlook: Cash movements in 2010-20141

(B€)

40

30

20

10

0

35.0

4.5

28.5

11.0(4)

Operating Cash Flow Post-tax2

Divestments Post-tax3

Investment Plan

Cash for dividends, minorities and debt

Commitment to maintain strong operational performance and financial discipline to deliver the next wave of profitable growth

(1) Assumed scenario: Brent crude price: 70 $/bbl (2010), 90$/bbl (2014); Henry hub price: 5 $/Mmbtu (2010), 5.5 $/MMBtu (2014); NWE Brent cracking margin: 2,27 $/bbl (2010), 3.32 $/bbl (2014) Exchange Rate 1,35 $/€ post 2010. (2) Includes net financial expenses (3) Includes divestment of YPF to 51% and other non-core assets (4) Consolidating Gas Natural Fenosa under equity method, cash available for dividends, minority interest and debt would be around 10 B€

Summary

Positioned for growth

Strong optionality value

Sound financial position

• Accomplishing the transformation of Repsol Upstream into the Group’s growth engine through key attractive current projects

• Leverage on strong recent exploration track record to create value from current exploration pipeline

• Benefit from enhanced best-in-class Downstream assets to capitalize market recovery

• Capture the hidden value of YPF and flexibility regarding Gas Natural

• Strong balance sheet to fund future growth

• Large and stable dividend stream from YPF and Gas Natural

Under the assumed scenario, cash generated will allow us to fund investments, increase dividends and improve the leverage ratio

Repsol 2010-2014:

Delivering on our commitments and developing the next wave of growth

Strategy Update

April 28th 2010

REPSOL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: April 29th, 2010	By:	/S/ FERNANDO RAMÍREZ
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer